SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: August 18, 2009

Press Release

Eltek Reports Q2 2009 Financial Results:

PETACH-TIKVA, Israel, August 18, 2009 (NASDAQ:ELTK) – Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced its financial results for the three and six month periods ended June 30, 2009.

Revenues for the second quarter ended June 30, 2009 were $8.4 million, an 11% decrease compared with the quarter ended March 31, 2009 and a 26% decrease compared with revenues of $11.4 million in the second quarter of 2008. The decrease in revenues is primarily attributable to the influence of the global economic recession and in the German market in particular, which had a material adverse affect on the operations of Kubatronik Leiterplatten GmbH, the Company’s subsidiary in Germany. While revenues of the German subsidiary have improved in July and August, the Company is continuing to closely monitor its operations, as it is uncertain as to when such operations will return to their former levels of activity.

Gross profit for the second quarter of 2009 was $1.3 million (16% of revenues), compared with gross profit of $1.7 million (15% of revenues) in the second quarter of 2008.

Net loss for the second quarter of 2009 was $183,000 or ($0.03) per fully diluted share, compared with a net loss of $326,000 or ($0.05) per fully diluted share in the second quarter of 2008. The net loss in the second quarter of 2009 is attributable to the reduced sales of the Company’s German subsidiary, which was offset by a significant reduction in its expenses. The Company succeeded in reducing costs at its main facility in Israel, which allowed it to achieve break-even operations at that facility.

First Six-Months 2009:

Revenues for the six-month period ended June 30, 2009, were $17.9 million compared with revenues of $ 21.8 million for the comparable period in 2008.

Gross profit for the first six months of 2009 was $3 million (17% of revenues), compared with gross profit of $2.7 million (13% of revenues) in the first six months of 2008. Despite the decrease in revenues, gross profit margins in the first six months of 2009 were slightly higher than in the same period in 2008, mainly due to reduced manufacturing expenses and the higher U.S. dollar exchange rate.

Net loss for the six-month period ended June 30, 2009 was $78,000, or ($0.01) per fully diluted share, compared with a net loss of $1.1 million, or ($0.17) per fully diluted share for the same period in 2008. The improved operating results are mainly attributable to the Company’s efforts to reduce expenses and the higher U.S. dollar exchange rate compared to the same period in 2008.

EBITDA:

In the quarter ended June 30, 2009, Eltek had EBITDA of $411,000 compared with an EBITDA of $479,000 in the second quarter of 2008. In the first six months of 2009, Eltek had EBITDA of $1.1 million compared with EBITDA of $303,000 in the same period in 2008.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company’s results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: “In the second quarter, our success in the US market continued and we experienced an increase in revenues from this market both on a sequential basis and in comparison to the same period last year. On the other hand, Eltek’s second quarter was negatively influenced by the slowdown in the global economy and to a significantly greater extent the impact of the German market on the revenues of our German subsidiary, Kubatronik Leiterplatten GmbH. Nonetheless, looking forward to the second half of 2009, we anticipate increased demand for our products in the U.S. and Israeli markets. We are pleased with the recently obtained ITAR (International Traffic in Arms Regulations) approval which has already assisted us in the U.S. defense market, which we expect to become more significant to our Company in 2010.”

Amnon Shemer, CFO of Eltek, added: “During the second quarter of 2009, we obtained a new $ 1 million line of credit of from another bank, allowing us to deal better with the changing market conditions. Our ability to obtain a credit facility from a new bank reflects their confidence in our Company and our reputation in the finance market in Israel. “

“We have adjusted our expenses at our facilities in Israel and Germany in order to better deal with the decrease in revenues, mainly through reduced working hours, salary cuts and more efficient raw material consumption in our production line, thus our results of operations were break-even in Israel.” Mr. Shemer concluded.

About the Company

Eltek is Israel’s leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. For more information, visit Eltek’s web site at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek ltd.
Unaudited Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2009	2008	2009	2008	2008

Revenues	8,427	11,381	17,919	21,846	43,138
Costs of revenues	(7,084)	(9,688)	(14,953)	(19,106)	(37,282)

Gross profit	1,343	1,693	2,966	2,740	5,856

Research and development income, net	0	0	0	0	100

Selling, general and administrative expenses	(1,461)	(1,798)	(2,919)	(3,591)	(7,199)

Impairment loss on goodwill	0	0	0	0	(379)

Operating profit (loss)	(118)	(105)	47	(851)	(1,622)

Financial expenses, net	(120)	(223)	(144)	(296)	(826)

Other income, net	0	0	4	0	1

Loss before income tax expenses	(238)	(328)	(93)	(1,147)	(2,447)

Income tax expenses	(8)	0	(44)	0	0

Net loss	(246)	(328)	(137)	(1,147)	(2,447)

Net loss attributable to non controlling interest	63	2	59	12	1

Net loss attributable to shareholders	(183)	(326)	(78)	(1,135)	(2,446)

Earning per share

Basic net loss per ordinary share	(0.03)	(0.05)	(0.01)	(0.17)	(0.37)

Diluted net loss per ordinary share	(0.03)	(0.05)	(0.01)	(0.17)	(0.37)

Weighted average number of ordinary shares
used to compute basic net loss per
ordinary share (in thousands)	6,610	6,610	6,610	6,610	6,610

Weighted average number of ordinary shares
used to compute diluted net loss per
ordinary share (in thousands)	6,610	6,610	6,610	6,610	6,610

Eltek ltd.
Unaudited Consolidated Balance Sheets
(In thousands US$)

	June 30,		December 31,
	2009	2008	2008
	Unaudited	Unaudited	Audited

Assets

Current assets
Cash and cash equivalents	2,511	810	1,556
Receivables: Trade, net of provision for doubtful accounts	7,030	9,591	7,248
Other	298	131	229
Inventories	4,073	5,018	4,429
Prepaid expenses	201	298	181

Total current assets	14,113	15,848	13,643

Deferred taxes	0	0	0

Assets held for employees' severance benefits	1,293	1,491	1,166

Fixed assets, less accumulated depreciation	9,246	11,973	10,090

Goodwill	561	1,081	554

Total assets	25,213	30,393	25,453

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	5,746	6,237	5,898
Accounts payable: Trade	5,007	6,866	5,381
Related parties	575	618	561
Other	3,768	3,925	3,684

Total current liabilities	15,096	17,646	15,524

Long-term liabilities
Long term debt, excluding current maturities	3,048	2,863	2,607
Employee severance benefits	1,346	1,621	1,363

Total long-term liabilities	4,394	4,484	3,970

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000
shares, issued and outstanding 6,610,107 as of June 30,
2009, 6,610,107 as of June 30, 2008 and 6,610,107 as of December 31, 2008	1,384	1,384	1,384
Additional paid-in capital	14,328	14,328	14,328
Cumulative translation adjustment related to change in reporting currency	2,428	3,523	2,596
Cumulative foreign currency translation adjustments	335	299	268
Capital reserve	695	695	695
Accumulated deficit	(13,720)	(12,331)	(13,642)

Shareholders' equity	5,450	7,898	5,629
Non controlling interest	273	365	330

Total equity	5,723	8,263	5,958

Total liabilities and shareholders' equity	25,213	30,393	25,453

Non-GAAP EBITDA Reconcilliations

	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2009	2008	2009	2008	2008
	Unaudited

GAAP net loss	(183)	(326)	(78)	(1,135)	(2,446)
Add back items:

Financial expenses, net	120	223	144	296	826
Tax expenses	8	0	44	0	0
Impairment loss on goodwill	0	0	0	0	379
Depreciation	466	582	947	1,142	2,224

Adjusted EBITDA	411	479	1,057	303	983